UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 2, 2023, Bruush Oral Care Inc. (the “Company”) entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with an institutional investor (the “Purchaser”) for aggregate gross proceeds of $5,010,000, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”) acted as the exclusive placement agent for the Private Placement, which closed on October 2, 2023.

As part of the Private Placement, the Company will issue 79,724 common shares of the Company, a prefunded common share purchase warrant (the “Prefunded Warrant”) to purchase 7,181,146 common shares of the Company, and a common share purchase warrant (the “Warrant” and together with the Prefunded Warrant, the “Warrants”) to purchase 8,350,000 common shares of the Company. The Warrants have a term of five years from the date of issuance.

To secure performance of the Company’s obligations pursuant to the Agreement, the Company executed a Confession of Judgment (the “Confession of Judgment”), whereby the Company confessed judgment in favor of the Purchaser in an amount equal to the fair market value of the common shares of the Company that the Purchaser submitted an exercise notice under either the Pre-Funded Warrant or the Warrant.

The Company issued and sold the Warrant and Pre-Funded Warrant and shares of common stock issuable upon exercise of the Pre-Funded Warrant and Warrants in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) provided by Section 4(a)(2) thereof and Rule 506 thereunder. In connection with the Purchaser’s execution of the Agreement, the Purchaser represented to us that they are each an “accredited investor” as defined in Regulation D of the Securities Act and that the securities to be purchased by them will be acquired solely for their own account and not with a view to or for distributing or reselling such securities or any part thereof in violation of the Securities Act or any applicable state securities law. Such securities shall not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares of common stock contain a legend stating the same.

The descriptions of the Agreement, Registration Rights Agreement, Pre-Funded Warrant, Warrant, Confession of Judgment, Waiver set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively.

On October 2, 2023, the Company issued a press release announcing the pricing of the Private Placement. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibits No.	Description
10.1	Securities Purchase Agreement dated October 2, 2023
10.2	Registration Rights Agreement dated October 2, 2023
10.3	Form of Pre-Funded Warrant
10.4	Form of Warrant
10.5	Confession of Judgment
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	October 6, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer